Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Ratio of Earnings to Fixed Charges

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Nine Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,
	1998	1999	2000	2001	2002	2003

Interest Expense	$2,436,455	$4,696,294	$13,711,036	$16,548,074	$15,584,157	$12,547,227
Preference Security Dividends	$0	$0	$0	$12,995	$633,580	$425,835
Estimated Interest Expense of Rent (2)	$47,945	$136,459	$197,508	$219,285	$255,575	$238,969

Total Fixed Charges	$2,484,400	$4,832,753	$13,908,544	$16,780,354	$16,473,312	$13,212,031
Earnings (loss) from continuing operations before income taxes	($4,942,623)	($2,922,941)	($1,731,857)	$1,297,839	$2,352,179	$5,087,114
Total Fixed Charges	$2,484,400	$4,832,753	$13,908,544	$16,780,354	$16,473,312	$13,212,031
Total Earnings	($2,458,223)	$1,909,812	$12,176,687	$18,078,193	$18,825,491	$18,299,145

Ratio of Earnings to Fixed Charges (1)	N/A	N/A	N/A	1.08X	1.14X	1.39X

(1)	Due to the net loss before tax in 1998, 1999 and 2000, the ratio is not applicable. Deficiencies were $4.9 million, $2.9 million and $1.7 million for the years ended December 31, 1998, 1999 and 2000, respectively.

(2)	Interest expense contained in rent payments is estimated to be 30% of the total rent payments.

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of the sum of interest expense, preference security dividends and estimated interest expense of rent.